Filed Pursuant to Rule 433

Registration No. 333-167562

February 23, 2011

KINDER MORGAN ENERGY PARTNERS, L.P.

Pricing Term Sheet

$500,000,000 3.500% Senior Notes due 2016

$600,000,000 6.375% Senior Notes due 2041

Issuer:	Kinder Morgan Energy Partners, L.P.

Ratings: (Moody’s / S&P / Fitch)*	Baa2 / BBB / BBB

Ratings Outlooks: (Moody’s / S&P / Fitch)	Stable / Stable / Stable

Security Type:	Senior Unsecured Notes

Pricing Date:	February 23, 2011

Settlement Date: (T+7)**	March 4, 2011

	3.500% Senior Notes due 2016	6.375% Senior Notes due 2041

Maturity Date:	March 1, 2016	March 1, 2041

Principal Amount:	$500,000,000	$600,000,000

Benchmark:	2.000% due January 31, 2016	4.250% due November 15, 2040

Benchmark Price / Yield:	99-09 / 2.154%	94-18 / 4.587%

Spread to Benchmark:	+ 135 bps	+ 180 bps

Yield to Maturity:	3.504%	6.387%

Coupon:	3.500%	6.375%

Public Offering Price:	99.982%	99.841%

Optional Redemption:	T + 20 bps	T + 30 bps

Interest Payment Dates:	March 1 and September 1, commencing September 1, 2011

Denominations:	$1,000 or whole multiples of $1,000

CUSIP / ISIN:	494550BG0 / US494550BG00	494550BH8 / US494550BH82

Joint Book-Running Managers:	Morgan Stanley & Co. Incorporated RBS Securities Inc. UBS Securities LLC RBC Capital Markets, LLC

Co-Managers:

DnB NOR Markets, Inc.

SunTrust Robinson Humphrey, Inc.

Natixis Securities North America Inc.

SMBC Nikko Capital Markets Limited

ING Financial Markets LLC

BBVA Securities Inc.

U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**We expect delivery of the notes will be made against payment therefore on or about March 4, 2011, which is the seventh business day following the date of pricing of the notes (such settlement being referred to as “T+7”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing of the notes or the next succeeding three business days will be required, by virtue of the fact that the notes initially will settle in T+7, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Morgan Stanley & Co. Incorporated at 1-866-718-1649, RBS Securities Inc. at 1-866-884-2071, UBS Securities LLC toll-free at 1-877-827-6444, ext. 561 3884, or RBC Capital Markets, LLC at 1-866-375-6829.